19
5/30

AMENDMENT

AB 5/26

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 11 2006
DIVISION OF MARKET REGULATION

06008729

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL ~~AUDITED~~ REPORT FORM X-17A-5 (A) ~~PART III~~

SEC FILE NUMBER
8-66902

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN REALTY CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10800 MIDLOTHIAN TURNPIKE
(No. and Street)

RICHMOND, VA 23235
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBIN V. GOODMAN 804-897-9399
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP
(Name – *if individual, state last, first, middle name*)

300 ARBORETUM PLACE SUITE 520 RICHMOND VA 23236
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VH 6/21/06

OATH OR AFFIRMATION

I, WILLIAM P CARTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN REALTY CAPITAL MARKETS LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Kelly P Baleen My Commission Expires 03/31/07

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Realty Capital Markets, LLC

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2005

Aggregate indebtedness	$ 20,804
Member's capital	$ 51,644
Less:	
Non-allowable assets	18,000
Net capital	$ 33,644
Capital requirements	
Minimum net capital requirement (greater of $5,000 or 12.5% aggregate indebtedness to net capital)	$ 5,000
Net capital in excess of requirements	28,644
Net capital as above	$ 33,644
Ratio of aggregate indebtedness to net capital	.62 to 1

The following reconciliation identifies differences between the audited Computation of Net Capital above and the corresponding schedule included in the Company's original unaudited December 31, 2005 Part IIA FOCUS filing as filed on January 22, 2006.

Member's net capital per original unaudited Part IIA FOCUS	$56,115
Investment by Parent Company	39,882
Company operating expenses paid by Parent Company	(39,882)
Organization expenses	(1,667)
Accrued legal expense	(2,804)
Non-allowable asset	18,000
Adjusted member's net capital	$33,644